SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C. 20549
                                               FORM 12b-25

                                            Commission File Number:  1-4719

                                       NOTIFICATION OF LATE FILING
                                              (Check One):

 X Form 10-K ___Form 11-K ___Form 20-F ___Form 10-Q ___Form N-SAR
For Period Ended: December 31, 1993

     Transition Report on Form 10-K
     Transition Report on Form 20-F
     Transition Report on Form 11-K
     Transition Report on Form 10-Q
     Transition Report on From N-SAR

For the Transition Period Ended: ________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The notification relates to the entire Form 10-K.

                                     PART I - REGISTRANT INFORMATION

Full name of registrant:                            The Deltona Corporation

Former name, if applicable:                         Not applicable

Address of principal
   executive office (Street and Number):            3250 S.W. Third Avenue

City, State and Zip Code:                           Miami, Florida  33129

                                    Part II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

_X_      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_X_      (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                          Part III - NARRATIVE


In its Report on Form 8-K dated February 17, 1994, the Company stated that it was advised that Selex International B.V., a Netherlands corporation ("Selex"), which holds 43.1% of the Company's outstanding Common Stock, filed Amendment
No. 2 dated February 17, 1994 to its Schedule 13D (the "Amendment") with the Securities and Exchange Commission (the "Commission"). In the Amendment,
Selex reported that it, together with Yasawa Holding N.V., ("Yasawa"), which holds approximately 4.4.% of the Company's outstanding Common Stock, and their affiliates were uncertain as to whether they would provide further funds to the Company. The
Amendment further stated that Selex, Yasawa and their affiliates were seeking third parties to provide financing for the Company. As part of any such transaction, Selex, Yasawa and their affiliates have indicated that they are willing to sell or restructure all or a portion of their loans and Common Stock in the Company, and to sell their interests in the Company at a significant discount. While the Company, together with Selex, Yasawa and their affiliates, has engaged in preliminary discussions with certain third parties which could, if successful, result in financing being provided to the Company and in the sale by Selex, Yasawa and their affiliates of their interests in the Company, no transactions have yet materialized.

Inasmuch as funding is not presently available from external sources and Selex, Yasawa and their affiliates have not provided further funds to the Company, the Company continues to face a severe cash shortfall. As a consequence of its liquidity position, the Company has defaulted on certain obligations, including its escrow obligations to the State of Florida, Department of Business Regulation,
Division of Land Sales, Condominiums and Mobile Homes (the "Division") pursuant to the Company's
1992 Consent Order with the Division, its obligation under its lease for its corporate offices and its obligation to make required interest payments under loans from Selex, Yasawa and their affiliates.

In addition, the Company has been unable to meet certain other operating expenses as they have become due. For example, the Company has been unable to pay the necessary fees to its independent accountants in connection with the annual audit of the Company's financial statements and the Company has been delayed in meeting its payroll obligations. Since March 11, 1994, the Company's staffing levels have been reduced by over 50%.

The Company has also not paid certain real estate taxes which aggregate more than $1,100,000 and is subject to certain pending litigation which may adversely affect the financial condition of the
Company. Such litigation has been previously described in the above referenced Report on Form 8-K filed with the Commission. Since the filing of such Report, the plaintiff in the Five Points Limited case has obtained a judgement in the amount of $287,000, representing uncontested back rent due on the
Company's lease of its headquarters building in Miami, Florida. Other issues in the Five Points Limited case, including the plaintiff's request for acceleration of lease payments, will be decided at a future trial on the merits of the case.

Given the Company's critical liquidity situation, the Company's Board of Directors is examining available alternatives, including the potential filing for reorganization of the Company under the federal bankruptcy laws, while discussions with potential financing sources are being pursued.

The above circumstances have resulted in a severe disruption in the Company's operational and financial affairs, making it impossible for the Company to complete its financial statements for 1993 within the prescribed period.

                                       Part IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

          __Michelle_R._Garbis            ___(305)______854-1111______
                  (Name)                  (Area Code)(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 _X_ Yes  ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be released by the earnings statements to be included in the subject report or portion thereof?

                                 ___ Yes  _X_ No

(4)  Exhibits

     Exhibit Number                  Exhibit                            Page
     --------------          ----------------------------------         -----

         99              Letter dated March 30, 1994 from Deloitte &      4
                         Touche regarding their inability to furnish an opinion regarding the financial statements with the Registrant.


                                         The Deltona Corporation
                              --------------------------------------------
                              (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March_30,_1994__              By:      Michelle_R._Garbis_____________
                                                Michelle R. Garbis
                                                Sr. Vice President and
                                                Corporate Secretary